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April 19, 2007

(Transmitted via EDGAR on 4/19/2007)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

RE:	Carillon Account, SEC File No. 811-04063 Annuity Registration No. 333-142218 Application for Withdrawal, Pursuant to Rule 477, of Registration Statement on Form N-4

Ladies and Gentlemen:

Ameritas Life Insurance Corp., as filing agent for Carillon Account ("Registrant" or "Separate Account"), on behalf of the Registrant, pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder, as well as the Investment Company Act of 1940 ("1940 Act") requests withdrawal of a Registration Statement on Form N-4 for the above-numbered annuity. The Registrant submitted the Annuity Registration Statement on Form N-4 electronically to the Securities and Exchange Commission ("SEC") on April 19, 2007. The submission was received and accepted by the SEC on April 19, 2007, and assigned Accession Number 0000749330-07-000009.

The filing was submitted in error, in place of a Rule 485(b) filing. No securities were sold in connection with the N-4 filing. The correct Rule 485(b) filing was also submitted April 19, 2007.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please telephone Sally Bredensteiner at 402-467-7894.

Sincerely,

Robert G. Lange
Vice President, General Counsel & Assistant Secretary
Ameritas Life Insurance Corp.

cc:	Jeff Foor, Senior Counsel Office of Insurance Products Division of Investment Management Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549